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December 19, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F Street, NE

Washington, D.C. 20549

Attn:	Kate Tillan

Rolf Sundwall

Re:	Bitfarms Ltd.

Registration Statement on Form F-4

Filed October 15, 2024

File No. 333-282657

Dear Ms. Tillan and Mr. Sundwall,

On behalf of Bitfarms Ltd. (the “Company”), we hereby provide responses to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 8, 2024 (the “Comment Letter”) with respect to the above-referenced Registration Statement on Form F-4 filed with the Commission on October 15, 2024 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is filing, through the Commission’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system, an amendment to the Registration Statement (the “Amendment”) in response to the Staff’s comments and to reflect certain other changes.

Securities and Exchange Commission
December 19, 2024

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter. To facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in bold and italics below, followed by responses from the Company. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in the Amendment.

Registration Statement on Form F-4

General

1.	Please confirm your understanding that we will not be in a position to declare your registration statement on Form F-4 effective until all outstanding comments regarding Bitfarms' Form 40-F and Stronghold's Form 10-K for the fiscal year ended December 31, 2023 have been resolved. Also, to the extent that any comments related to our reviews of Bitfarms' Form 40-F and Stronghold's Form 10-K apply to disclosure in the registration statement, please make corresponding revisions to all affected disclosure.

The Company respectfully acknowledges the Staff’s comment and confirms its understanding that the Staff will not be in a position to declare the Registration Statement effective until the outstanding comments on Bitfarms' Form 40-F for the fiscal year ended December 31, 2023 have been resolved. Additionally, the Company confirms its intention to make revisions in the Registration Statement corresponding to any applicable comments related to the Staff’s review of Bitfarms' Form 40-F.

On December 18, 2024, the Staff advised Stronghold that it had completed its review of Stronghold’s financial statements. Accordingly, the Company has revised the disclosure on pages 14, 18, 27, 31, 52, 112 to 113, 116, 120, 122, 128 and 164 of the Amendment.

Conditions to Completion of the Merger, page 7

2.	Please revise here to disclose which of the conditions of the merger agreement listed on pages 7 and 8 may be waived.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages and 7 and 8 of the Amendment.

Summary

Regulatory Approvals, page 7

3.	We note your disclosure on page 7 that "[u]nder the merger agreement, Stronghold and Bitfarms must cooperate in good faith and jointly determine no later than 45 days following the execution of the merger agreement whether pre-merger filings are required under the HSR Act" and that "[i]f the parties determine that such filings are required, they must make these filings no later than 10 business days following the date of such determination." Please update to disclose your determination regarding whether pre-merger filings are required under the HSR Act, and, if so, the date such filings were made.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 7 of the Amendment.

Securities and Exchange Commission
December 19, 2024

Termination of the Merger Agreement, page 9

4.	Please revise your disclosure on page 9 to include a summary of the termination fees that each party may owe pursuant to the merger agreement.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 10 of the Amendment.

The Merger Proposal

Background of the Merger, page 38

5.	Please revise your disclosure in this section to identify the key representatives from Bitfarms and Stronghold that attended each of the meetings related to this transaction.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 39 to 52 of the Amendment.

6.	Please revise your disclosure in the last paragraph on page 21 to identify the members of the Bitfarms Special Committee formed on April 16, 2024. Please identify how many unsolicited proposals Bitfarms received and the number of third parties from whom it received such proposals.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 43 of the Amendment.

7.	Please revise to update your disclosure in this section to address Bitfarms' negotiations with Riot, including Riot's requisitioning of a special meeting of Bitfarms shareholders, Riot's purchase of Bitfarm's shares, the hearing regarding the poison pill before the Capital Markets Tribunal of the Ontario Securities Commission, the change to the Bitfarms board on June 27, 2024 and the settlement agreement between Riot and Bitfarms. In addition, to the extent that Stronghold considered the ongoing negotiations between Riot and Bitfarms while negotiating the terms of the merger agreement or discussed the situation with Bitfarms, please disclose. Similarly, to the extent that Bitfarms considered Riot's takeover attempt and the ongoing negotiations with Riot in connection with its negotiations with Stronghold, please disclose.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 39 to 52 of the Amendment.

Securities and Exchange Commission
December 19, 2024

8.	Please revise to disclose the exchange ratio proposed by Stronghold on July 29, 2024 and whether the August 2, 2024 Bitfarms' revised merger agreement changed the proposed exchange ratio, and, if so, the exchange ratio included in the August 2, 2024 revised merger agreement.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 47 of the Amendment.

Board of Directors and Management of Bitfarms after the Merger, page 48

9.	Please revise your disclosure on page 48 and in the summary section of the registration statement to discuss how the September 23, 2024 Settlement Agreement between Bitfarms and Riot may change the size and composition of the Bitfarms board and disclose the issues that will be considered at the November 20, 2024 special meeting of shareholders. In this regard, we note your disclosure on page 53 that one of the risks considered by the Stronghold board of directors was related to potential governance changes at Bitfarms prior to closing including the possibility that a majority of the Bitfarms board of directors may be replaced during the pendency of the merger. In addition, in an appropriate place in your registration statement, please include a description of the material terms of the September 23, 2024 Settlement Agreement between Bitfarms and Riot and discuss changes to the Bitfarms board of directors and its executive officers that have occurred to date as a result of negotiations with Riot.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2, 32 and 52 of the Amendment.

Bitfarms’ Reasons for the Merger, page 49

10.	In an appropriate place, please provide additional detail regarding the initiatives you mention on page 49. For example:

●	describe the energy trading, demand response and curtailment programs in which Bitfarms will be able to participate;

●	describe, the "opportunity for a transformative fleet upgrade" to improve efficiency and hash rate, by providing quantitative information that compares the hash rate and age of Bitfarms' existing miners with the hash rate of Bitfarms' fleet of miners following the merger;

●	provide a definition of HPC/AI and discuss how you intend to implement and use HPC/AI following the merger; and

●	describe your plans to add technologies that generate power from remediation, land reclamation and detoxification of waterways and why the merger allows you to add such technologies.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 52 of the Amendment.

Securities and Exchange Commission
December 19, 2024

11.	Please revise your disclosure on page 50 to quantify the "substantial transaction fees and costs in connection with the merger.”

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 23 and 54 of the Amendment.

Unaudited Pro Forma Condensed Combined Financial Statements

Note 4. U.S. GAAP to IFRS Adjustments to the Historical Financial Statements of Stronghold, page 118

12.	We note that Stronghold has cryptocurrency mining revenue and cryptocurrency hosting revenue. Please tell us about your consideration of whether there is any U.S. GAAP to IFRS adjustment for Stronghold's revenue recognition.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 122 of the Amendment. The Company also provides the following response to the Staff’s comment.

ASC 606 Revenue from contracts with customers (“ASC 606”) was developed with the International Accounting Standards Board (“IASB”) and is therefore largely converged with IFRS 15 Revenue from contracts with customers (“IFRS 15”). The Company has also performed an assessment on the significant differences in the standards and determined that no U.S. GAAP to IFRS adjustment is required for Stronghold’s revenue recognition with the exception of the accounting for noncash consideration. The Company noted that ASC 606 is more prescriptive than IFRS 15. Under U.S. GAAP an entity is required to measure the estimated fair value of noncash consideration at contract inception, whereas IFRS 15 does not specify the measurement date for noncash consideration. Under IFRS, an entity will need to use judgement to determine the most appropriate measurement date for noncash consideration. The Joint Transition Resource Group for Revenue Recognition (“TRG”) created by the IASB and the U.S. Financial Accounting Standards Board (“FASB”) discussed this topic at the January 2015 meeting. The TRG members discussed three measurement date options, each option received support from some TRG members:

●	Contract inception

●	When the non-cash consideration is received (or receivable), or

●	At the earlier of (i) when the non-cash consideration is received (or is receivable) and (ii) when (or as) the related performance obligation is satisfied.

While the FASB prescribed that the contract inception date be used within ASC 606-10-32-21, the IASB did not make any such amendment to IFRS 15. Hence there is diversity in practice with the application of IFRS.

Given the lack of guidance under IFRS 15, the Company determined that it would measure noncash consideration when received (i.e., on a daily basis, as each Bitcoin is awarded) under IFRS. To reflect the IFRS accounting requirements and to align to Bitfarms’ accounting policy, an adjustment was made to the unaudited pro forma condensed combined statement of earnings (loss) for the nine months ended September 30, 2024. No adjustment was made to the unaudited pro forma condensed combined statement of earnings (loss) for the year ended December 31, 2023 since Stronghold had previously measured the noncash consideration in prior periods on a daily basis, as each Bitcoin is awarded which is in line with IFRS. Stronghold had only corrected the error in its revenue recognition policy to be consistent with U.S. GAAP during the third quarter of 2024.

Securities and Exchange Commission
December 19, 2024

Note 5. Pro Forma Adjustments and Assumptions for the Merger, page 119

13.	Refer to adjustment (c). We note no purchase price adjustment to the valuation of Stronghold's property, plant and equipment. Please tell us how you considered the purchase price allocation to these assets. Further, please tell us your consideration of other identifiable intangible assets to be acquired in the acquisition. Refer to IFRS 3.10-14 and B31-40.

The Company respectfully acknowledges the Staff’s comment and have provided some additional information below as to why no purchase price adjustment to the valuation of Stronghold’s property, plant and equipment (“PP&E”) was made and the consideration of other identified intangible assets acquired in the acquisition.

Based on the Company’s understanding from their due diligence procedures and discussions with Stronghold management, no PP&E adjustments have been identified pre-close of the merger for the purposes of the Unaudited Pro Forma Condensed Combined Financial Statements (“Pro Forma Financial Statements”). Upon close of the merger, the PP&E will be appraised based on a detailed valuation analysis with the benefit of the full records and information of Stronghold and the individual PP&E records. Where applicable and if material, adjustments will be made to the purchase price allocation to fair values for these assets, at that time. At this pre-close stage, the Company noted that the majority of PP&E was acquired in 2021 and later. Therefore, it is considered less likely for there to be large valuation adjustments during a post close appraisal process than might be the case if held for a longer period. The table below summarizes the PP&E balance since December 31, 2020, from Stronghold’s unaudited consolidated financial statement note disclosures on Form 10-Q as at, and for the nine months ended September 30, 2024 and from Stronghold’s audited consolidated financial statement note disclosures on Form 10-K:

Stronghold PP&E Summary (US$ Millions)

	As at September 30	As December 31
	2024	2023	2022	2021	2020
Cost	$244.9	$242.5	$239.8	$201.3	$34.9
Accumulated depreciation	(119.9)	(97.8)	(72.6)	(34.6)	(27.0)
Net book value	$125.0	$144.7	$167.2	$166.7	$7.9

Securities and Exchange Commission
December 19, 2024

In view of the foregoing, the Company determined that for the purposes of the Pro Forma Financial Statements the net book value represents management’s best estimate of the fair value of PP&E based on currently available information. As disclosed in Note 1 Description of the Transaction to the Pro Forma Financial Statements, the Company has not yet completed a detailed valuation analysis and as a result the final purchase price allocation could differ materially.

A review of potential identifiable intangible assets was completed including consideration of recognizing intangible assets that had not previously been recognized in Stronghold’s historical consolidated financial statements. Based on the Company’s review of information obtained during the due diligence phase, public information and discussions with Stronghold management, no material identifiable intangible assets were identified. Specifically, findings during this review process included:

●	No power purchase agreement intangibles to recognize because there are no power purchase agreements with third parties. Stronghold is generating power for its own use;

●	No access rights to electricity were identified;

●	No identification of off-market contracts (favourable or unfavourable);

●	Energy operating revenue is a relatively small percentage of total revenue and is not generating profit;

●	Technology is considered inferior to Bitfarms' technology and is not leading to profitable operations for Stronghold.

Securities and Exchange Commission
December 19, 2024

To test and corroborate this finding, precedent acquisition transactions in the North American bitcoin mining sector were reviewed to assess the level of identifiable intangible assets and goodwill being recognized. Based on this review the purchase price allocation included in the Pro Forma Financial Statements was not considered unusual by management. The table below summarizes precedent transactions reviewed by management:

Bitcoin Mining Sector Acquisitions - North America since 2020 (US $ Millions)

Buyer	Target	Closed Date	Goodwill and Intangibles	Goodwill	Intangibles	Capital Equipment Value	Price	Intangibles Described in Financial Statement Disclosures
HIVE Digital Technologies	9376-9974 Quebec Inc.	Apr-08-2020	$0.9	$-	$0.9	$2.3	$3.7	Favourable supply arrangements
Cleanspark	ATL Data Centers	Dec-10-2020	22.7	12.9	9.8	-	21.2	Strategic contract
Cleanspark	Solar Watt Solutions	Feb-24-2021	7.0	6.8	0.2	-	6.7	Customer list
HIVE Digital Technologies	GPU Atlantic Inc.	Apr-15-2021	13.9	13.2	0.7	12.9	18.6	Internally generated mining, monitoring, tracking and generating software
Riot Platforms	Whinstone	May-26-2021	360.2	360.2	-	91.7	460.4	Nil
Hut 8 Mining Corp	Cloud and colocation data center business of TeraGo Inc.	Jan-20-2022	15.7	11.5	4.2	23.2	30.2	Not described
Galaxy Digital Holdings Ltd.	Helios Bitcoin Mining Facility and its related Operations of Argo Blockchain plc	Dec-28-2022	-	-	-	77.5	76.5	Nil
Marathon Digital Holdings	GC Data Center	Jan-12-2024	52.8	30.8	22.0	132.1	189.6	Customer relationships
Hut 8 Corp	Far North	Feb-15-2024	-	-	-	49.8	46.0	Nil

The majority of the transactions reviewed recognized goodwill and a more limited value being assigned to identifiable intangible assets. The types of identifiable intangible assets recognized on the transactions above were considered for the Stronghold acquisition but were not found to have material value, based on the review process as described above.

* * * * *

Securities and Exchange Commission
December 19, 2024

Please contact me at (212) 735-3712 or ryan.dzierniejko@skadden.com if the Staff has any questions or requires additional information.

Very truly yours,

/s/ Ryan J. Dzierniejko

cc:	Jeffrey Lucas, Chief Financial Officer, Bitfarms Ltd.